-------------------------------------------------------------------------------

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              DATED MARCH 7, 2002

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

                                   ---------

                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              FORM 20-F  X                         FORM 40-F
                        ---                                  ---
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                                  NO  X
                  ---                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
                                   --------------

-------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ADVANCED SEMICONDUCTOR
                                              ENGINEERING, INC.


Dated: March 7, 2002                     By:   /s/ Joseph Tung
                                            -----------------------------
                                         Name:    Joseph Tung
                                         Title:   Chief Financial Officer

                                                              March 7, 2002

Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Advanced Semiconductor Engineering, Inc. (the "Company")


                               Report on Form 6-K
                               ------------------

Ladies and Gentlemen:

         On behalf of the Company, please find transmitted herewith, for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company's Report on Form 6-K.

         If you have any questions in regard to this matter, please do not hesitate to contact the undersigned at 011-852-2533-3300.


                                                          Very truly yours,

                                                          /s/ Julius Buchanan

                                                          Julius Buchanan